CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Medium-Term Notes, Series A	$14,357,000	$440.76

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $171,486.88 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form F-3 (No. 333-126811) filed by Barclays Bank PLC on September 21, 2005, and have been carried forward, of which $440.76 offset against the registration fee due for this offering and of which $171,046.12 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement dated October 5, 2007	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus dated August 31, 2007, Prospectus Supplement dated September 4, 2007 and Index Supplement dated September 4, 2007)	Registration No. 333-145845

$14,357,000 Buffered Return Enhanced Notes due November 26, 2008 Linked to the Performance of a Basket of Asian Equity Indices Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek a return of two times the appreciation of a diversified basket of Asian indices up to a maximum total return on the Notes of 21.70% at maturity. Investors should be willing to forgo interest and dividend payments and, if the basket declines by more than 10%, be willing to lose some or all of your principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing November 26, 2008†.

•	Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on October 5, 2007 and are expected to issue on or about October 11, 2007.

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	A basket comprised of the following equity indices (each a “basket component”, and together, the “basket components”), weighted as indicated:

	Index	Bloomberg Ticker	Weighting
	AMEX Hong Kong 30 Index	HKX <Index>	15.80%
	FTSE/Xinhua China 25 IndexTM	XIN0I <Index>	28.40%
	KOSPI 200	KOSPI2 <Index>	27.55%
	MSCI Taiwan IndexSM	TWY <Index>	19.80%
	MSCI Singapore Free IndexSM	SGY <Index>	8.45%

Upside Leverage Factor:	2

Maximum Return:	21.70%

Payment at Maturity:

If the final basket level is greater than the initial basket level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the basket return multiplied by two, subject to a maximum return on the Notes of 21.70%. For example, if the basket return is 10.85% or more, you will receive the maximum return on the Note of 21.70%, which entitles you to the maximum payment of $1,217 for every $1,000 principal amount Note that you hold. Accordingly, if the basket return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Basket Return x 2)]

Your principal is protected against up to a 10% decline of the basket at maturity. If the final basket level declines from the initial basket level by up to 10%, you will receive the principal amount of your Notes at maturity. If the final basket level declines from the initial basket level by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the basket declines beyond 10%. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x (Basket Return + 10%) x 1.1111]

You will lose some or all of your investment at maturity if the final basket level declines from the initial basket level by more than 10%.

Buffer Percentage:	10%

Downside Leverage Factor:	1.1111

Basket Return:	The performance of the basket from the initial basket level to the final basket level, calculated as follows: Final Basket Level – Initial Basket Level Initial Basket Level

Initial Basket Level:	Set equal to 100 on the pricing date.

Final Basket Level:	The arithmetic average of the basket closing levels on each of the five averaging dates.

Basket Closing Level:

For each of the averaging dates, the basket closing level will be calculated as follows:

100 x [1 + (AMEX Hong Kong 30 Index return * AMEX Hong Kong 30 Index weighting) + (FTSE/Xinhua China 25 IndexTM return * FTSE/Xinhua China 25 IndexTM weighting) + (KOSPI 200 return * KOSPI 200 weighting) + (MSCI Taiwan IndexSM return * MSCI Taiwan IndexSM weighting) + (MSCI Singapore Free IndexSM return * MSCI Singapore Free IndexSM weighting)]

The returns set forth in the formula above reflect the performance of each basket component, expressed as a percentage, from the closing level on the pricing date to the closing level on the relevant Averaging Date.

Averaging Dates:	November 17, 2008†, November 18, 2008†, November 19, 2008†, November 20, 2008† and November 21, 2008† (the “final averaging date”)

Maturity Date:	November 26, 2008†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738GVZ0 and US06738GVZ08

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “ Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1%	99%
Total	$14,357,000	$143,570	$14,213,430

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%. The price to the public for all other purchases of Notes is 100%.

JPMorgan Placement Agent

PS–2

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part, and the reference asset information contained in the index supplement dated September 4, 2007. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Basket Level	Basket Return	Payment at Maturity	Total Return on the Notes
155.00	55.00%	$1,217.00	21.70%
145.00	45.00%	$1,217.00	21.70%
135.00	35.00%	$1,217.00	21.70%
125.00	25.00%	$1,217.00	21.70%
115.00	15.00%	$1,217.00	21.70%
112.50	12.50%	$1,217.00	21.70%
110.00	10.00%	$1,200.00	20.00%
107.50	7.50%	$1,150.00	15.00%
105.00	5.00%	$1,100.00	10.00%
102.50	2.50%	$1,050.00	5.00%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$888.89	-11.11%
70.00	-30.00%	$777.78	-22.22%
60.00	-40.00%	$666.67	-33.33%
50.00	-50.00%	$555.56	-44.44%
40.00	-60.00%	$444.45	-55.56%
30.00	-70.00%	$333.33	-66.67%
20.00	-80.00%	$222.22	-77.78%
10.00	-90.00%	$111.11	-88.89%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The basket level increases from an initial basket level of 100 to a final basket level of 105. Because the final basket level of 105 is greater than the initial basket level of 100 and the basket return of 5.00% multiplied by 2 does not exceed the maximum return of 21.70%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 2)] = $1,100.00

PS–3

Example 2: The basket level decreases from the initial basket level of 100 to a final basket level of 95. Because the final basket level of 95 is less than the initial basket level of 100 by not more than the buffer percentage of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The basket level increases from an initial basket level of 100 to a final basket level of 115. Because the basket return of 15.00% multiplied by 2 exceeds the maximum return of 21.70%, the investor receives a payment at maturity of $1,217 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 4: The basket level decreases from the initial basket level of 100 to a final basket level of 80. Because the final basket level of 80 is less than the initial basket level of 100 by more than the buffer percentage of 10%, the basket return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive basket return by two, up to the maximum return on the Notes of 21.70%, or $1,217 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the final basket level, as compared to the initial basket level, of up to 10%. If the final basket level declines by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes for every 1% that the basket level declines beyond 10%.

•

Diversification Among the Basket Components—The return on the notes is linked to a basket consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 IndexTM, the KOSPI 200, the MSCI Taiwan IndexSM and the MSCI Singapore Free IndexSM. The AMEX Hong Kong 30 Index is a broad-market index that measures the composite price performance of 30 stocks actively traded on the Stock Exchange of Hong Kong Limited. For additional information about the AMEX Hong Kong 30 Index, see the information set forth under “Equity Indices—AMEX Hong Kong 30 Index” in the index supplement. The FTSE/Xinhua China 25 IndexTM is designed to represent the performance of the mainland Chinese market that is available to international investors. For additional information about the FTSE/Xinhua China 25 IndexTM, see the information set forth under “Equity Indices—FTSE/Xinhua China 25 IndexTM, in the index supplement. The KOSPI 200 is a market capitalization-weighted index of 200 Korean blue-chip stocks, covering approximately 85% of the market capitalization of the Korean Exchange—Stock Market Division. For additional information about the KOSPI 200, see the information set forth under “Equity Indices—KOSPI 200” in the index supplement. The MSCI Taiwan IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in Taiwan. The MSCI Singapore Free IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in Singapore. For additional information about the MSCI Taiwan IndexSM and the MSCI Singapore Free IndexSM, see the information set forth under “Equity Indices—MSCI Indices” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations— In the opinion of Sullivan & Cromwell LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We have been advised that it is reasonable to treat, and we intend to treat the Notes as prepaid forward contracts or other executory contracts subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components or any of the component stocks of the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the basket return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the final basket level beyond the 10% buffer percentage as compared to the initial basket level.

PS–4

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final basket level is greater than the initial basket level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation of the basket, which may be significant. We refer to this percentage as the maximum return, which is 21.70%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the basket components would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks composing the basket components are denominated, although any currency fluctuations could affect the performance of the basket components. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the basket components;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying each basket component;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the dollar and the currency in which the stocks composing the basket components are denominated; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs set forth the historical performance of the basket components based on the daily closing levels from January 7, 2002 through October 5, 2007. The closing level of the AMEX Hong Kong 30 Index on October 5, 2007 was 1,331.65, the closing level of the FTSE/Xinhua China 25 IndexTM on October 5, 2007 was 26,828.21, the closing level of the KOSPI 200 on October 5, 2007 was 253.63, the closing level of the MSCI Taiwan IndexSM on October 5 was 371.98 and the closing level of the MSCI Singapore Free IndexSM on October 5, 2007 was 470.49.

We obtained the basket components closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the basket components closing levels on any of the averaging dates. We cannot give you assurance that the performance of the basket components will result in the return of any of your initial investment.

PS–5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–7

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10 per $1,000 principal amount Note.

PS–8